Sprott Physical Platinum and Palladium Trust 6-K

Exhibit 99.1

Interim Report to Unitholders

June 30, 2023

Table of Contents

Interim Management Report of Fund Performance	3

Interim Financial Statements	7

The interim management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s interim financial statements. A copy of the interim financial statements has been included within the Report to Unitholders. You can also get a copy of the interim financial statements at your request, and at no cost, by calling 1-888-622-1813, by visiting our website at www.sprott.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Unitholders may also contact us using one of these methods to request a copy of the investment fund’s proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure.

Sprott Physical Platinum and Palladium TrustJune 30, 2023

Interim Management Report of Fund Performance (in U.S. dollars)

Management Discussion of Fund Performance

Investment Objective and Strategies

Sprott Physical Platinum and Palladium Trust (the “Trust”) is a closed end mutual fund trust organized under the laws of the Province of Ontario, Canada. Sprott Asset Management LP (the “Manager”) is the manager of the Trust. The Trust was created to invest and hold substantially all of its assets in physical platinum and palladium bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices.

The units of the Trust are listed on the New York Stock Exchange Arca (“NYSE Arca”) under the ticker symbol “SPPP”, and the Toronto Stock Exchange (“TSX”) under the ticker symbols “SPPP” and “SPPP.U”.

Risks

There have been no changes to the Trust over the financial period that materially affected the risk level of the Trust.

Results of Operations

For the three months ended June 30, 2023, the total change in unrealized losses on physical platinum bullion amounted to $5.7 million and the total change in unrealized losses on physical palladium bullion amounted to $10.0 million, compared to the total change in unrealized losses on physical platinum bullion of $5.6 million and the total change in unrealized losses on physical palladium bullion of $15.6 million for the same period in 2022. There are no realized gains on physical platinum bullion and no realized gains on physical palladium bullion. Comparatively, for the same period in 2022, there are no realized gains on physical platinum bullion and no realized gains on physical palladium bullion. For the six months ended June 30, 2023, the total change in unrealized losses on physical platinum bullion amounted to $10.1 million and the total change in unrealized losses on physical palladium bullion amounted to $24.1 million compared with the total change in unrealized losses on physical platinum bullion of $5.2 million and the total change in unrealized losses on physical palladium bullion of $2.8 million for the same period in 2022. There are no realized gains on physical platinum bullion and no realized gains on physical palladium bullion. Comparatively, for the same period in 2022, there are no realized gains on physical platinum bullion and no realized gains on physical palladium bullion.

During the six months ended June 30, 2023, the Trust issued 550,837 units through the at-the-market offering program (the “ATM Program”) for gross proceeds of $6.9 million, and redeemed 200 units for a nominal amount of cash. Comparatively, for the same period in 2022, the Trust issued 1,342,191 units for gross proceeds of $24.1 million, and redeemed no units.

The value of the net assets1 of the Trust as at June 30, 2023 was $110.3 million or $10.84 per unit, compared to $138.3 million or $14.37 per unit as at December 31, 2022. The Trust held 62,204 ounces of physical platinum bullion and 43,099 ounces of physical palladium bullion as at June 30, 2023, compared to 57,010 ounces of physical platinum bullion and 42,800 ounces of physical palladium bullion as at December 31, 2022. As at June 30, 2023, the spot price of physical platinum bullion was $906.30 per ounce and the spot price of physical palladium bullion was $1,230.42 per ounce, compared to a spot price for platinum bullion of $1,074.29 per ounce and a spot price for physical palladium bullion of $1,792.68 per ounce as at December 31, 2022.

______________________

1

Net assets are equal to total assets less total liabilities (or total equity) on the unaudited statements of financial position.

Sprott Physical Platinum and Palladium TrustJune 30, 2023

The Trust returned -24.6% compared to the returns on spot platinum of -15.6% and on spot palladium of -31.4%, for the six months ended June 30, 2023. Comparatively, for the same period in 2022, the Trust returned -2.9% compared to the returns on spot platinum and palladium bullion of -7.4% and 1.9%, respectively.

The units closed at $10.93 on the NYSE Arca and $11.57 on the TSX on June 30, 2023 compared to closing prices of $13.61 on the NYSE Arca and $13.40 on the TSX on December 31, 2022. These units are denominated in U.S. dollars on both exchanges. During the six months ended June 30, 2023, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 1.6%, compared to approximately 3.2% for the same period in 2022.

The Trust pays its own expenses, which include, but are not limited to, audit, legal and trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical bullion, and any expenses associated with the Independent Review Committee of the Trust. Operating expenses1 for the three months ended June 30, 2023 amounted to $0.1 million compared to $0.1 million for the same period in 2022. Operating expenses for the three months ended June 30, 2023 amounted to 0.45% of the average net assets2 during the period on an annualized basis, compared to 0.32% for the same period in 2022. Operating expenses3 for the six months ended June 30, 2023 amounted to $0.3 million compared to $0.3 million for the same period in 2022. Operating expenses for the six months ended June 30, 2023 amounted to 0.45% of the average net assets2 during the period on an annualized basis, compared to 0.36% for the same period in 2022.

Recent Developments

There were no changes to the Manager of the Trust, nor were there any material changes to the investment objective or process.

Related Party Transactions

The transactions between the Trust and its related parties during the reporting period are outlined below:

Management Fees

The Trust pays the Manager, a monthly management fee equal to 1⁄12 of 0.50% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the three months ended June 30, 2023, the Trust incurred management fees of $0.2 million (not including applicable Canadian taxes) compared to $0.2 million for the same period in 2022. For the six months ended June 30, 2023, the Trust incurred management fees of $0.3 million (not including applicable Canadian taxes) compared to $0.4 million for the same period in 2022.

______________________

1

The operating expenses non-GAAP measure is calculated for the three-month period to June 30, 2023 as total expenses per the unaudited statements of comprehensive income (loss) less management fees of $0.2 million, sales tax of $nil, and net foreign exchange losses (gains) of $nil (amounts for the three-month period to June 30, 2022 were $0.2 million, $nil and $nil, respectively).

2Average net assets is the average of the daily net asset value of the Trust for the applicable period.

3The operating expenses non-GAAP measure is calculated for the year-to-date period to June 30, 2023 as total expenses per the unaudited statements of comprehensive income (loss) less management fees of $0.3 million, sales tax of $nil, and net foreign exchange losses (gains) of $nil (amounts for the year-to-date period to June 30, 2022 were $0.4 million, $nil, and $nil, respectively).

Sprott Physical Platinum and Palladium Trust
June 30, 2023

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the periods indicated. All dollar amounts are expressed in U.S. dollars.

The Trust’s Net Assets Per Unit1

	For the six months ended June 30, 2023 (unaudited) $	For the year ended December 31, 2022 $	For the year ended December 31, 2021 $	For the year ended December 31, 2020 $	For the year ended December 31, 2019 $
Net assets, beginning of period	14.37	14.46	18.06	14.87	10.27
Increase (decrease) from operations[2]:
Total revenue	—	—	—	—	—
Total expenses	(0.06)	(0.14)	(0.18)	(0.21)	(0.18)
Realized gains (losses) for the period	—	0.23	—	1.61	0.63
Unrealized gains (losses) for the period	(3.46)	(0.63)	(3.63)	1.95	3.94
Total increase (decrease) from operations	(3.52)	(0.54)	(3.81)	3.35	4.39
Net assets, end of period	10.84	14.37	14.46	18.06	14.87

1This information is derived from the Trust’s unaudited and audited financial statements.

2Net assets per unit is calculated based on the actual number of units outstanding at the relevant period end date. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	For the six months ended June 30, 2023 (unaudited)	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Total net asset value (000’s)[1]	$110,277	$138,288	$131,845	$126,814	$117,709
Number of Units outstanding[1]	10,173,155	9,622,518	9,119,964	7,021,453	7,917,629
Management expense ratio[2]	1.00%	0.89%	1.04%	1.07%	1.29%
Trading expense ratio[3]	N/A	N/A	N/A	N/A	N/A
Portfolio turnover rate[4]	—	8.74%	—	7.69%	1.68%
Net asset value per Unit	$10.84	$14.37	$14.46	$18.06	$14.87
Closing market price – NYSE Arca	$10.93	$13.61	$13.94	$17.82	$14.39
Closing market price – TSX	$11.57	$13.40	$14.27	$17.38	$14.30

1This information is provided as at the date shown, as applicable.

2Management expense ratio (“MER”) is based on total expenses (including applicable Canadian taxes and excluding commissions) for the stated period and is expressed as an annualized percentage of the average daily net asset value during the period.

3The trading expense ratio represents total commissions and is expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is not applicable.

4The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the period. The higher the Trust’s portfolio turnover rate in a period, the greater the chance of an investor receiving taxable capital gains in the period. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assumes reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the net asset value of the units of the Trust.

Sprott Physical Platinum and Palladium Trust
June 30, 2023

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for periods shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

Return (%)
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
(10.00)%
(20.00)%
(30.00)%
(40.00)%
(0.3)%
(28.8)%
11.6%
35.3%
8.3%
44.7%
21.5%
(20.0)%
(0.6)%
(24.6)%[1]
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

1For the six months ended June 30, 2023.

Summary of Investment Portfolio

The following Top Holdings table shows the 25 largest positions (or all positions if the total number of positions is less than 25) held by the Trust as at June 30, 2023 based on the fair value of the position, expressed as a percentage of the Trust’s net asset value.

PORTFOLIO ALLOCATION		TOP HOLDINGS
Asset Class	% of Net Asset Value	Position	% of Net Asset Value
Platinum	51.1	Physical platinum bullion	51.1
Palladium	48.1	Physical palladium bullion	48.1
Cash	0.4	Cash	0.4
Other assets, less liabilities	0.4	Other assets, less liabilities	0.4
		Total	100.0

Total Net Asset Value (000’s)	$110,277

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Platinum and Palladium Trust

Unaudited interim financial statements

June 30, 2023

Sprott Physical Platinum and Palladium Trust

Unaudited statements of comprehensive income (loss)

(in thousands of U.S. dollars, except unit amounts)

	For the three months ended June 30, 2023	For the three months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	$	$	$	$
Income
Net realized gains (losses) on redemptions and sales of platinum and palladium bullion (note 6)	—	—	—	—
Change in unrealized gains (losses) on platinum and palladium bullion (note 6)	(15,713)	(21,195)	(34,208)	(8,003)
Other income	7	—	12	—
	(15,706)	(21,195)	(34,196)	(8,003)

Expenses
Management fees (note 8)	157	197	314	391
Bullion storage fees	68	59	137	123
Audit fees	23	10	45	31
Listing and regulatory filing fees	19	25	38	52
Sales tax	17	12	33	32
Unitholder reporting costs	12	5	24	22
Legal fees	8	16	15	31
Administrative fees	7	6	14	13
Independent Review Committee fees	2	2	5	5
Trustee fees	1	1	2	2
Custodial fees	—	—	1	1
Net foreign exchange losses (gains)	—	2	—	2
	314	335	628	705

Net income (loss) and comprehensive income (loss)	(16,020)	(21,530)	(34,824)	(8,708)
Weighted average number of Units	10,029,020	10,425,331	9,894,623	9,937,175

Increase (decrease) in total equity from operations per Unit	(1.60)	(2.07)	(3.52)	(0.88)

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited statements of financial position

(in thousands of U.S. dollars)

	As at June 30, 2023	As at December 31, 2022
	$	$
Assets
Cash	389	375
Platinum bullion (note 6)	56,375	61,245
Palladium bullion (note 6)	53,030	76,727
Subscriptions receivable	589	–
Total assets	110,383	138,347

Liabilities
Accounts payable	106	59
Total liabilities	106	59

Equity
Unitholders’ capital	134,710	127,836
Unit premiums and reserves	2	2
Retained earnings (deficit)	(8,264)	26,561
Underwriting commissions and issue expenses	(16,171)	(16,111)
Total equity (note 7)	110,277	138,288

Total liabilities and equity	110,383	138,347

Total equity per Unit	10.84	14.37

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert Director	John Ciampaglia Director

Sprott Physical Platinum and Palladium Trust

Unaudited statements of changes in equity

(in thousands of U.S. dollars, except unit amounts)
For the six months ended June 30, 2023 and 2022

	Number of Units Outstanding	Unitholders’ Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity
		$	$	$	$	$
Balance as at January 1, 2022	9,119,964	111,856	35,695	(15,708)	2	131,845
Proceeds from issuance of Units (note 7)	1,342,191	24,137	—	—	—	24,137
Cost of redemption of Units (note 7)	—	—	—	—	—	—
Net income (loss) and comprehensive income (loss) for the period	—	—	(8,708)	—	—	(8,708)
Underwriting commissions and issue expenses	—	—	—	(395)	—	(395)
Balance as at June 30, 2022	10,462,155	135,993	26,987	(16,103)	2	146,879
Balance as at January 1, 2023	9,622,518	127,836	26,561	(16,111)	2	138,288
Proceeds from issuance of Units (note 7)	550,837	6,876	—	—	—	6,876
Cost of redemption of Units (note 7)	(200)	(2)	(1)	—	—	(3)
Net income (loss) and comprehensive income (loss) for the period	—	—	(34,824)	—	—	(34,824)
Underwriting commissions and issue expenses	—	—	—	(60)	—	(60)
Balance as at June 30, 2023	10,173,155	134,710	(8,264)	(16,171)	2	110,277

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited statements of cash flows

(in thousands of U.S. dollars)

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	$	$
Cash flows from operating activities
Net income (loss) for the period	(34,824)	(8,708)
Adjustment to reconcile net income (loss) for the period to net cash from operating activities
Net realized (gains) losses on redemptions and sales of platinum and palladium bullion	—	—
Change in unrealized (gains) losses on platinum and palladium bullion	34,208	8,003
Net changes in operating assets and liabilities
(Increase) decrease in prepaid assets	—	66
(Increase) decrease in subscriptions receivable	(589)	—
Increase (decrease) in due to broker	—	(371)
Increase (decrease) in accounts payable	47	24
Net cash provided by (used in) operating activities	(1,158)	(986)

Cash flows from investing activities
Purchases of platinum and palladium bullion	(5,641)	(23,071)
Sales of platinum and palladium bullion	—	—
Net cash provided by (used in) investing activities	(5,641)	(23,071)

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	6,876	24,137
Payments on redemption of Units (note 7)	(3)	—
Underwriting commissions and issue expenses	(60)	(395)
Net cash provided by (used in) financing activities	6,813	23,742

Net increase (decrease) in cash during the period	14	(315)
Cash at beginning of period	375	892
Cash at end of period	389	577

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust
Notes to financial statements – Trust specific information

June 30, 2023

(in thousands of U.S. dollars, unless otherwise indicated)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices. The Trust will only purchase and expects only to own “Good Delivery Bars” as defined by the London Platinum and Palladium Market (“LPPM”), with each bar purchased being verified against the LPPM source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the six months ended June 30, 2023 and year ended December 31, 2022 is presented as follows:

	June 30, 2023	December 31, 2022
	$	$
Balance at beginning of period	137,972	131,525
Purchases	5,641	23,475
Sales	—	(441)
Redemptions for physical bullion	—	(12,574)
Realized gains (losses) on sales and redemptions for physical bullion	—	2,280
Change in unrealized gains (losses)	(34,208)	(6,293)
Balance at end of period	109,405	137,972

The costs of physical platinum bullion as at June 30, 2023 and December 31, 2022 were $76,197 and $70,967, respectively. The costs of physical palladium bullion as at June 30, 2023 and December 31, 2022 were $43,536 and $43,126, respectively.

Market Risk

a) Other Price Risk

If the market value of each of platinum and palladium bullion increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $1.1 million (December 31, 2022: $1.4 million); conversely, if the value of each of platinum and palladium bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at June 30, 2023, approximately -$24 (December 31, 2022: -$33) of the Trust’s other assets and accounts payable were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. Dollars would not have a material impact to the Trust.

Sprott Physical Platinum and Palladium Trust
Notes to financial statements – Trust specific information

June 30, 2023

(in thousands of U.S. dollars, unless otherwise indicated)

Concentration Risk

The Trust’s risk is concentrated in physical platinum and palladium bullion held across two locations, whose value constitutes 51.1% of total equity for physical platinum bullion and 48.1% of total equity for physical palladium bullion as at June 30, 2023 (44.3% of total equity physical platinum bullion and 55.4% of total equity for physical palladium bullion held across two locations as at December 31, 2022).

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1⁄12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2022, the Trust had capital losses available for tax purposes of $463 (December 31, 2021: $477).

Related Party Disclosures (note 8)

During the reporting period, the Trust paid the Manager management fees, as discussed above.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements

June 30, 2023

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols, respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009, February 1, 2010, February 27, 2015 and November 13, 2020	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010, February 27, 2015 and November 13, 2020	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold & Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The unaudited statements of financial position for the Trusts are as at June 30, 2023 and December 31, 2022. The unaudited statements of comprehensive income (loss) are for the three and six month periods ended June 30, 2023 and 2022, and the unaudited statements of changes in equity and unaudited statements of cash flows for the Trusts are for the six month periods ended June 30, 2023 and 2022. These unaudited financial statements were authorized for issue by the Manager on August 16, 2023.

2. Basis of Preparation

These unaudited financial statements have been prepared in compliance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in equity during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000s) unless otherwise indicated.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements

June 30, 2023

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards (“IAS”) 40, Investment Property fair value model because it is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the same business day the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on a weighted average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition. Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost. Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. Each Trust’s performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For income tax purposes, the Trusts generally treats gains (or losses) from the disposition of bullion as capital gains (or losses), rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally disposes of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains (or losses), although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trusts based their assumptions and estimates on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements

June 30, 2023

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable, prepaid assets, due from broker, due to broker, and accounts payable, where applicable, approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as noted in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their assets and liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such assets and liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements

June 30, 2023

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since their primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to broker, accounts payable and management fees payable have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their unaudited statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

Sprott Physical Platinum and Palladium Trust
Generic Notes to financial statements

June 30, 2023

The Trusts’ units are classified as equity on the unaudited statements of financial position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities) calculated using the value of physical bullion based on the end-of-day price provided by a widely recognized pricing source.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the unaudited statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trust’s objectives for managing capital are:

•To invest and hold substantially all of the Trust’s assets in physical bullion; and

•To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Platinum and Palladium Trust
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2600, PO Box 26
Toronto, Ontario M5J 2J1
Toll Free: (888) 622-1813
Email: bullion@sprott.com

Auditors

KPMG LLP
Bay Adelaide Centre
333 Bay Street
Suite 4600
Toronto, Ontario M5H 2S5

Legal Counsel

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Seward & Kissel LLP
901 K Street N.W., 8th Floor
Washington, DC 20001

www.sprott.com